UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filed as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K are press releases of Silence Therapeutics plc, or the Company, each dated September 8, 2020.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company press release dated September 8, 2020 – Silence Therapeutics Provides Research and Development Update
99.2	Company press release dated September 8, 2020 – Silence Therapeutics Announces U.S. SEC Declares Registration Statement Effective and NASDAQ Approves Listing of ADSs Representing Ordinary Shares
99.3	Company press release dated September 8, 2020 – Silence Therapeutics Announces Instructions for Exchanging Listed Ordinary Shares into Nasdaq Listed ADSs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Iain Ross

	Name:	Iain Ross
	Title:	Executive Chairman

Date: September 8, 2020